DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04007259

January 30, 2004

Gary P. Encinas
Chief Counsel
Corporate Law Department
PG&E Corporation
One Market, Spear Tower
Suite 400
San Francisco, CA 94105

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-30-2004

Re: PG&E Corporation
Incoming letter dated December 19, 2003

Dear Mr. Encinas:

This is in response to your letter dated December 19, 2003 concerning the shareholder proposal submitted to PG&E by the Trowel Trades S&P 500 Index Fund. We also have received a letter from the proponent dated January 7, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

Enclosures

cc: Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association
Trustee
Trowel Trades S&P 500 Index Fund
P.O. Box 75000
Detroit, MI 48275

1004980

PG&E Corporation

Gary P. Encinas
Chief Counsel, Corporate
Law Department

One Market, Spear Tower
Suite 400
San Francisco, CA 94105
415.817.8201
Fax: 415.817.8225
gary.encinas@pge-corp.com

December 19, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder Proposal of Trowel Trades S&P 500 Index Fund

Ladies and Gentlemen:

PG&E Corporation (the "Corporation") has received a shareholder proposal and supporting statement (the "Proposal") from the Trowel Trades S&P 500 Index Fund (Fund). The Proposal was submitted for consideration at the Corporation's 2004 Annual Meeting of Shareholders. For the reasons set forth below, the Corporation intends to omit the Proposal from the Corporation's proxy statement and form of proxy for the 2004 Annual Meeting.

Pursuant to SEC Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, enclosed are:

1) the original and five copies of this letter, which includes an explanation of why the Corporation believes it may exclude the Proposal;

2) six copies of the Fund's transmittal letter and Proposal, dated and received by the Corporation on November 20, 2003; and

3) six copies of a shareholder proposal the Corporation received from Mr. Simon Levine on October 30, 2003, which the Fund's Proposal substantially duplicates.

A copy of this letter also is being sent to the Fund to notify it that the Corporation intends to omit the Proposal from the Corporation's proxy materials for its 2004 annual meeting.

THE PROPOSAL

On November 21, 2003, the Corporation received the Proposal from the Fund's representative, requesting shareholder approval of certain executive severance agreements. The Proposal reads as follows:

> RESOLVED: that the shareholders of PG&E Corporation (the "Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying, or extending existing such agreements. "Benefits" include lump-sum cash payments and the estimated present value of periodic retirement payments, fringe benefits, perquisites and consulting fees to be paid to the executive.

Prior to receiving the Fund's Proposal, on October 30, 2003, PG&E Corporation received a letter dated October 23, 2003, from Mr. Simon Levine, setting forth the following proposal, which the Fund's Proposal substantially duplicates:

> RESOLVED: Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.
>
> This includes that golden parachutes not be given for a change in control or merger which is approved by not completed. Or for executives who transfer to the successor company. Implementation is to be in accordance with applicable laws and in accordance with existing severance agreements or employment agreements that contain severance provisions.
>
> Because it may not always be practical to obtain prior shareholder approval, our company would have the option under this proposal of seeking approval after the material terms of the agreement were agreed upon.

REASON FOR OMISSION

SEC Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it substantially duplicates another proposal previously submitted to a company by another proponent that will be included in the company's proxy materials for the same meeting.

1. <u>The Fund's Proposal substantially duplicates Mr. Levine's prior-submitted proposal</u>

The purpose of Rule 14a-8(i)(11) is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted by proponents acting independently. SEC Release No. 34-12999 (November 22, 1976). Further, if shareholders were to approve two or more substantially identical proposals, it could become problematic for directors to reconcile any differences in scope and terms, and discern the shareholders' intent.

In considering whether proposals are substantially duplicative, the SEC Staff has consistently taken the position that proposals need not be identical in scope to be considered substantially duplicative. Instead, the Staff has considered whether the principal thrust, or focus, or the proposals is the same, and thus has permitted exclusion of proposals that differ somewhat as to terms and scope. *See SEC No-Action Letter for Pacific Gas and Electric Company* (February 1, 1993) (proposal to tie total CEO compensation to the company's performance as measured by ten-year average earnings per share and dividends per share was substantially duplicative of a proposal to tie non-salary compensation of a management to four specific performance indicators).

Recently, the SEC Staff agreed that a proposal requesting that at least two-thirds of the board of directors be "independent" was excludable pursuant to Rule 14a-8(i)(11) as substantially duplicative of a proposal that the board of directors adopt a policy to nominate candidates so that a substantial majority of directors be "independent', even though the two definitions of "independent" were different. *SEC No-Action Letter for American Power Conversion Corporation* (March 29, 2002). Similarly, a proposal requesting that the Wells Fargo board of directors establish a policy of expensing all future stock options granted by the company was deemed excludable pursuant to Rule 14a-8(i)(11) as substantially duplicative of a proposal that the board of directors cease using any form of executive compensation unless the costs are included as expense in the company's annual income and expense statements. *SEC No-Action Letter for Wells Fargo & Company* (February 5, 2003). *See also SEC No-Action Letter for Sprint Corporation* (February 1, 2003) (proposal to adopt policy to obtain shareholder approval of all future compensation contingent upon a change in control was substantially duplicative of a proposal to seek shareholder approval for all present and future executive officer severance pay agreements).

Both the Fund's Proposal and Mr. Levine's proposal share the same principal focus – they seek shareholder approval for severance arrangements that exceed certain threshold levels. As in the *American Power Conversion Corporation* No-Action Letter, the two proposals differ in some details regarding the exact numerical threshold to be used, and the definitions of what constitutes the affected severance benefits. However, if both proposals are included in the Corporation's 2004 proxy materials, shareholders will be forced to consider voting on two substantially similar proposals, which may be confusing to the shareholders. Further, if both proposals are approved by shareholders, it will be difficult for the Board of Directors to assess the true intent of the shareholders.

2. Levine Proposal will be included in the Corporation's proxy materials.

As previously noted, Mr. Levine submitted his proposal before the Fund submitted its Proposal. In a separate request to SEC Staff, the Corporation is requesting that the Staff agree that Mr. Levine must make certain amendments to his proposal to correct false and misleading statements. However, the Corporation is not requesting that Mr. Levine's proposal be omitted from the Corporation's proxy materials, unlike the case in the Raytheon No-Action Letter, where Raytheon received two proposals requesting shareholder approval of severance agreements, but also requested that it be permitted to exclude the first-submitted proposal on procedural grounds. Because the SEC issued a No-Action Letter agreeing that the first proposal could be properly omitted, the SEC did not agree that the second letter could be omitted. *See* SEC No-Action Letter, Raytheon Company (January 22, 2003) (regarding proposal submitted by Thomas S. Roberts); SEC No-Action Letter, Raytheon Company (January 22, 2003) (regarding proposal submitted by the AFL-CIO Reserve Fund).

Mr. Levine's proposal will be included in the Corporation's 2004 proxy materials.

CONCLUSION

For the foregoing reasons, PG&E Corporation believes that it may properly omit the Fund's Proposal from its 2004 Proxy Materials.

We respectfully request confirmation that the Staff will not recommend any enforcement action if the Fund's proposal is excluded. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters before the Staff issues its Rule 14a-8 response.

PG&E Corporation intends to release definitive copies of its 2004 Proxy Materials to its shareholders on or about March 17, 2004, and plans to submit a draft of the 2004 Proxy Materials to its printer by March 3, 2004. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 817-8201, or Frances Chang at

(415) 817-8207. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at (415) 817-8225 when it is available. Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,

Gary P. Encinas

Enclosures

cc: Cheryl A. Derezinski (Comerica Bank and Trust)
Linda Y.H. Cheng

Trowel Trades S&P 500 Index Fund

P.O. Box 75000
Detroit, MI 48275

November 20, 2003

Via Facsimile Transmission, and Next Day Air
(415) 267-7260

Ms. Linda Y.H. Cheng
Corporate Secretary
PG&E Corporation
One Market
Spear Tower
Suite 2400
San Francisco, CA 94105

RE: Trowel Trades S&P 500 Index Fund

Dear Ms. Cheng:

On behalf of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2003 proxy statement of PG&E Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2004 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian bank documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to my attention. I can be reached at (313) 222-9895.

Sincerely,

Cheryl A. Derezinski

Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association

Enclosure

RESOLVED: that the shareholders of PG&E Corporation ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments and the estimated present value of periodic retirement payments, fringe benefits, perquisites and consulting fees to be paid to the executive.

SUPPORTING STATEMENT

In our opinion, severance agreements as described in this resolution, commonly known as "golden parachutes", are excessive in light of the high levels of compensation enjoyed by senior executives at the Company and U.S. corporations in general.

We believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the Board of Directors from manipulation in the event a senior executive's employment must be terminated by the Company. Because it is not always practical to obtain prior shareholder approval, the Company would have the option if this proposal were implemented of seeking shareholder approval after the material terms of the agreement were agreed upon.

The California Public Employees Retirement System, the Council of Institutional Investors and Institutional Shareholder Services generally favor shareholder approval of these types of severance agreements. For those reasons, we urge shareholders to vote for this proposal.

Simon Levine
960 Shorepoint Ct., No. 306
Alameda, CA 94501

RECEIVED
PG&E CORPORATION
OCT 3 0 2003
OFFICE OF THE
CORPORATE SECRETARY

Mr. Robert Glynn, Jr.
Chairman
PG&E Corporation (PCG)
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105
PH: 415-267-7000
FX: 415-267-7267

Dear Mr. Glynn,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,
Simon Levine
10-23-03

cc: Linda Cheng
Corporate Secretary
PH: 415-267-7070
FX: 415-267-7260

cc: LHE, LYC, DMK, ALF, CAH,
Gary Encincas, Frances Chang, Kathleen Hayes

4 – Shareholder Input regarding Golden Parachutes

RESOLVED: Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to the successor company. Implementation is to be in accordance with applicable laws and in accordance with existing severance agreements or employment agreements that contain severance provisions.

Because it may not always be practical to obtain prior shareholder approval, our company would have the option under this proposal of seeking approval after the material terms of the agreement were agreed upon.

Simon Levine, 960 Shorepoint Ct., No. 306, Alameda, Calif. 94501 submitted this proposal.

At PG&E there is reason for special concern on windfall pay for executives.

Bankruptcy – a boom time for some PG&E executives

A $17 million payout for 200 executives follows a $57 million employee bonus plan with hundreds of thousands of dollars for some executives.

Source: *San Francisco Chronicle*, April 11, 2003

Executive Windfall

PG&E CEO gets $7 million after PG&E dips into the red ($874 million loss) for the third time in the past 4 years.

PG&E also contributes $4 million in regard to the CEO's pension.

Source: *Contra Costa Times*, March 22, 2003

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value languishes during their tenure.

54% Shareholder Support

The 17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payment to Northrop Grumman executives after the merger with Lockheed Martin fell apart.

Independent Support for Shareholder Input on Golden Parachutes

Institutional investors recommend companies seek shareholder approval for golden parachutes. For instance the California Public Employees Retirement System (CalPERS) said, "shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported." Also, the Council of Institutional Investors www.cii.org supports shareholder approval if the golden parachute exceeds 200% of a senior executive's annual base salary.

Shareholder Input regarding Golden Parachutes
YES ON 4

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "4" above) based on the chronological order in which proposals are submitted. The requested designation of "4" or higher number allows for ratification of auditors to be item 2.

References:
CalPERS Domestic Proxy Voting Guidelines, 4500 Golden Parachutes at
http://www.calpers-governance.org/principles/domestic/voting/page11.asp
Northrop to take $180 million merger charge, Wall Street Journal, March 26, 1998
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company requests help to locate these or other references and list the item(s).

Trowel Trades S&P 500 Index Fund

P.O. Box 75000
Detroit, MI 48275

January 7, 2004

VIA NEXT DAY AIR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

RE: PG&E Request For A No-Action Letter Regarding Shareholder Proposal of Trowel Trades S&P 500 Index Fund

Ladies and Gentlemen:

I am writing in our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), in response to the December 19, 2003 letter from PG&E Corporation seeking a no-action letter from you regarding its intention to exclude the shareholder proposal we had submitted on behalf of the Fund on November 21, 2003, urging the PG&E Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.

PG&E seeks to exclude the Fund's proposal because a similar proposal (which applies to benefits exceed 2 times the sum of the executive's base salary plus bonus) was received by it on October 23, 2003, from Mr. Simon Levine. PG&E argues that the Fund's proposal substantially duplicates Mr. Levine's. PG&E states that Mr. Levine's proposal will be included in its proxy materials but seeks to exclude the Fund's. The Fund was not aware of Mr. Levine's proposal until its receipt of PG&E's request for a no-action letter.

The two proposals obviously have a different numerical threshold and the Fund's proposal is much more specific in defining "future severance agreements" and "benefits," but in the interest of avoiding protracted argument over this matter, the Fund offers to withdraw its proposal if PG&E will agree that the Fund can co-sponsor Mr. Levine's proposal. By cc of this letter, we respectfully request a response from PG&E to this offer.

The Fund's custodian has previously verified to PG&E the Fund's continuous ownership of the requisite amount of PG&E stock for at least one year prior to the date of the submission of its initial proposal. Enclosed is a new letter from the Fund's custodian verifying its ownership of PG&E shares as of the close of business on January 6, 2004. The Fund reaffirms its intention to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the PG&E annual meeting.

Securities and Exchange Commission
January 7, 2004
Page Two

Pursuant to SEC Rule 14a-8(j) promulgated under the Securities and Exchange Act of 1934, enclosed are the original and five copies of this letter and the letter from the Fund's custodian verifying the Fund's ownership of PG&E shares as of the close of business, January 6, 2004. A copy of this letter and the letter from the Fund's custodian is also being sent to PG&E.

Sincerely,

Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure

cc: Gary P. Encinas
Chief Counsel, Corporate Law Department
PG&E Corporation
One Market, Spear Tower
Suite 400
San Francisco, CA 94105

Comerica

Comerica Bank & Trust, National Association

Two Mid America Plaza
Suite 616
Oakbrook Terrace, IL 60181-4451

Phone: (630) 645-7371
Fax: (630) 575-2164

January 7, 2004

Via Facsimile Transmission and Next Day Air
(415) 817-8225

Mr. Gary P. Encinas
Chief Counsel, Corporate Law Department
PG&E Corporation
One Market, Spear Tower
Suite 400
San Francisco, CA 94105

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Encinas:

As custodian of the Trowel Trades S&P 500 Index Fund, we are writing to report that as of the close of business January 6, 2004, the Fund held 12,833 shares of PG&E Corporation stock in our account at Depository Trust Company (DTC) and registered in its nominee name of Cede & Co. The Fund has held at least 8,100 shares of your Company continuously since January 6, 2003. All during that time period the value of the Fund's shares in your Company was in excess of $2,000.

If there are any other questions or concerns regarding this matter, please feel free to contact me at (630) 645-7371.

Sincerely,

Beth C. Prohaska

Beth C. Prohaska
First Vice President

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 30, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 19, 2003

The proposal recommends that board seek shareholder approval for future severance agreements with senior executives that provide benefits exceeding 2.99 times the sum of the executive's base salary plus bonus.

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in PG&E's 2004 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Michael R. McCoy
Attorney-Advisor